UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

HedgePath Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42278K 102

(CUSIP Number)

Kate Rintoul

Mayne Pharma Ventures Pty Ltd

1538 Main North Road,

Salisbury South 5106 SA,

Australia

61 3 8614 7711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Ventures Pty Ltd I.R.S. Identification No. 98-1181089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 247,697,328 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 247,697,328 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,697,328 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), directly holds 198,106,132 shares of common stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”).

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the warrant that was issued by the Issuer to Mayne Ventures on May 25, 2016 (the “2016 Warrant”), (ii) the 10,434,783 shares of Common Stock issuable upon conversion of 3,478,261 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series B Convertible Preferred Stock”), (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the Series A warrants that were issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series A Warrants”), (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the Series B warrants that were issued by the Issuer to Mayne Ventures on January 10, 2018 (the “January 2018 Series B Warrants”), (v) the 6,956,523 shares of Common Stock issuable upon conversion of 2,318,841 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer issued by the Issuer to Mayne Ventures on July 5, 2018 (the “July 2018 Series B Convertible Preferred Stock”), (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the Series A warrants that were issued by the Issuer to Mayne Ventures on July 5, 2018 (the “July 2018 Series A Warrants”), and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the Series B warrants that were issued by the Issuer to Mayne Ventures on July 5, 2018 (the “July 2018 Series B Warrants”).

(3)	Percentage assumes 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of July 23, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on July 23, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma International Pty Ltd I.R.S. Identification No. 98-1181817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 247,697,328 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 247,697,328 (1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,697,328 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Ventures directly holds 198,106,132 shares of Common Stock of the Issuer.

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

(3)	The reported securities are owned directly by Mayne Ventures. Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), holds 100% of the equity securities of Mayne Ventures. Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)	Percentage assumes 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of July 23, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on July 23, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Group Limited I.R.S. Identification No. 98-1074924
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 247,697,328 (1)(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 247,697,328 (1)(2)(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,697,328 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.0% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Mayne Ventures directly holds 198,106,132 shares of Common Stock of the Issuer.

(2)	Includes (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants and (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

(3)	The reported securities are owned directly by Mayne Ventures. Mayne International holds 100% of the equity securities of Mayne Ventures. Mayne Group holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)	Percentage assumes 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of July 23, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on July 23, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

4

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends the Schedule 13D originally filed on July 7, 2014 (the “Original Schedule 13D”) by Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”), Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), and Mayne Pharma Group Limited, an Australian company ACN 115 832 963 (“Mayne Group” and, together with Mayne Ventures and Mayne International, collectively, the “Reporting Persons”), as amended by (i) Amendment No. 1 to Schedule 13D filed on May 22, 2015 (“Amendment No. 1”), (ii) Amendment No. 2 to Schedule 13D filed on June 16, 2016 (“Amendment No. 2”), (iii) Amendment No. 3 to Schedule 13D filed on November 8, 2016 (“Amendment No. 3”), (iv) Amendment No. 4 to Schedule 13D filed on November 16, 2016 (“Amendment No. 4”), (v) Amendment No. 5 to Schedule 13D filed on November 28, 2016 (“Amendment No. 5”), (vi) Amendment No. 6 to Schedule 13D filed on December 2, 2016 (“Amendment No. 6”), (vii) Amendment No. 7 to Schedule 13D filed on January 11, 2018 (“Amendment No. 7) and (viii) Amendment No. 8 to Schedule 13D filed on July 6, 2018 (“Amendment No. 8” and the Original Schedule 13D, as so amended, the “Statement”) relating to the Common Stock, par value $0.0001 per share (“Common Stock”), of HedgePath Pharmaceuticals, Inc. (the “Issuer”). Item 4 of the Statement is hereby amended and supplemented to the extent hereinafter expressly set forth. Capitalized terms used herein but not defined shall have the meanings attributed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 or Amendment No. 8, as applicable.

Item 4	Purpose of Transaction

The information contained in Item 4 is hereby amended and supplemented as follows:

“On November 2, 2018, Mayne Ventures delivered an indicative, non-binding proposal letter to the independent directors of the Issuer (the “Independent Directors”) outlining the proposed terms of a transaction to accelerate the assumption of the right to exploit SUBA BCCNS in the United States by Mayne Pharma (the “Non-Binding Proposal”). A copy of the Non-Binding Proposal is attached as Exhibit 99.2 hereto and is incorporated herein by reference. Following delivery of the Non-Binding Proposal to the Independent Directors, representatives of Mayne Ventures have had, and may continue to have, discussions with the Independent Directors regarding the Non-Binding Proposal, which may involve discussions of various potential alternative transactions. The Reporting Persons cannot predict, among other things, whether such discussions will continue to occur and whether such discussions would result in any agreement with respect to the transaction contemplated by the Non-Binding Proposal or any other transaction that relates to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change its plans and intentions at any time as it deems appropriate.”

Item 5	Interest in Securities of the Issuer

The information contained in Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b)

Mayne Ventures directly holds 198,106,132 shares of Common Stock. In addition, Mayne Ventures may be deemed to have “beneficial ownership” within the meaning of Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants, (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants. Accordingly, Mayne Ventures may be deemed to beneficially own an aggregate of 247,697,328 shares of Common Stock, representing 59.0% of the Issuer’s issued and outstanding Common Stock. This beneficial ownership percentage assumes that there would be 419,550,260 shares of Common Stock issued and outstanding, consisting of 369,959,064 shares of Common Stock reported as issued and outstanding as of July 23, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q filed on July 23, 2018, plus (i) the remaining 23,504,236 shares of Common Stock issuable upon exercise of the 2016 Warrant, (ii) the 10,434,783 shares of Common Stock issuable upon conversion of the January 2018 Series B Convertible Preferred Stock, (iii) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series A Warrants, (iv) the 2,608,696 shares of Common Stock issuable upon exercise of the January 2018 Series B Warrants, (v) the 6,956,523 shares of Common Stock issuable upon conversion of the July 2018 Series B Convertible Preferred Stock, (vi) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series A Warrants, and (vii) the 1,739,131 shares of Common Stock issuable upon exercise of the July 2018 Series B Warrants.

5

Mayne International holds 100% of the equity securities of Mayne Ventures. Mayne Group holds 100% of the equity securities of Mayne International. Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures. Mayne Ventures, Mayne International and Mayne Group share the power to vote or to direct the vote and dispose or to direct the disposition of the 247,697,328 shares of Common Stock set forth above.

(c)      Except as set forth herein, none of the Reporting Persons has engaged in any transactions in the class of securities reported on that were effected during the past sixty days.

(d)      Not applicable.

(e)      Not applicable.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement

99.2	Letter to the Independent Directors of HedgePath Pharmaceuticals, Inc., dated November 2, 2018

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2018

Mayne Pharma Ventures Pty Ltd

/s/ Nick Freeman Nick Freeman, Company Secretary Mayne Pharma International Pty Ltd

/s/ Nick Freeman Nick Freeman, Company Secretary Mayne Pharma Group Limited

/s/ Nick Freeman Nick Freeman, Company Secretary

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